UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[   ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________       Commission File Number __________________

CANNEX CAPITAL HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

British Columbia	2833	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

1241 Alberni Street
Vancouver, British Columbia V6E 4R4
Canada
(604) 689-8336
(Address and telephone number of Registrant’s principal executive offices)

Cannex Holdings (Nevada) Inc.
4122 Factoria Blvd SE #405
Bellevue, WA 98006
(425) 588-0525
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of each class	Name of each exchange on which registered

None	N/A

Securities registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[   ]  Yes        [   ]  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
[   ]  Yes        [   ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Cannex Capital Holdings Inc. (the “Company” or the “Registrant”) is a British Columbia issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements. All statements, other than statements of historical fact, incorporated by reference are forward-looking information. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and on assumptions the Registrant believed are reasonable as of such date. These assumptions include, but are not limited to: market acceptance and approvals. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting the Registrant; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Registrant’s disclosure documents, such as the Registrant’s Filing Statement filed on March 13, 2018, on the SEDAR website at www.sedar.com, attached hereto as Exhibit 99.29 and in the Registrant’s Management Information Circular filed on March 27, 2019, on the SEDAR website at www.sedar.com, attached hereto as Exhibit 99.105. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in the Exhibits incorporated by reference are expressly qualified by this cautionary statement. The forward-looking information contained in the Exhibits incorporated by reference represents the expectations of the Registrant as of the date of such Exhibit and, accordingly, is subject to change after such date. However, the Registrant expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.134, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of the experts named in the foregoing Exhibits as Exhibits 99.135, 99.136 and 99.137, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of the Securities” in the Registrant’s Filing Statement, attached hereto as Exhibit 99.29.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table lists, as of April 30, 2018, information with respect to the Registrant’s known contractual obligations in United States dollars.

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	--	--	--	--	--
Capital (Finance) Lease Obligations	--	--	--	--	--
Operating Lease Obligations	$627,991	$177,991	$300,000	$150,000	--
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	$12,014,534	$2,076,467	$9,938,067	--	--
Total	$12,642,525	$2,254,458	$10,238,067	$150,000	--

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UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cannex Capital Holdings, Inc.

By:	/s/ Anthony Dutton
Name: Anthony Dutton
Title: Chief Executive Officer

Date: July 16, 2019

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	News Release dated October 10, 2017

99.2	Notice of Change of Auditors dated November 30, 2017

99.3	Letter from Successor Auditor dated November 28, 2017 (filed December 4, 2017)

99.4	Letter from Former Auditor dated November 27, 2017 (filed December 4, 2017)

99.5	Management Information Circular dated December 29, 2017

99.6	Amalgamation Agreement dated December 29, 2017

99.7	Interim Consolidated Financial Statements for the period ended October 31, 2017 dated January 2, 2018

99.8	Management Discussion and Analysis for the period ended October 31, 2017 dated January 2, 2018

99.9	52-109FV2 – CFO(E) – Certification of Interim Filing dated January 2, 2018

99.10	News Release dated January 8, 2018

99.11	Interim Consolidated Financial Statements (Amended) for the period ended October 31, 2017

99.12	Cover Letter dated January 8, 2018

99.13	52-109F2R – CFO(E) – Certification of Refiled Interim Filings dated January 8, 2018

99.14	52-109F2R – CEO(E) – Certification of Refiled Interim Filings dated January 8, 2018

99.15	News Release dated February 19, 2018

99.16	News Release dated March 5, 2018

99.17	Material Change Report dated March 6, 2018

99.18	Notice of Articles dated March 8, 2018

99.19	Notice of Change in Corporate Structure dated March 8, 2018

99.20	News Release dated March 9, 2018

99.21	Interim Consolidated Financial Statements for the period ended January 31, 2018

99.22	Management Discussion and Analysis period for Nine Months ended January 31, 2018 dated March 12, 2018

99.23	52-109FV2 – CFO(E) – Certification of Interim Filing dated March 12, 2018

99.24	52-109FV2 – CEO(E) – Certification of Interim Filing dated March 12, 2018

99.25	News Release dated March 12, 2018

99.26	Certificate of Change of Name dated March 13, 2018

99.27	Material Change Report dated March 13, 2018

99.28	Notice of Change in Corporate Structure dated March 13, 2018

99.29	Filing Statement dated March 13, 2018

99.30	Press Release dated March 19, 2018

99.31	Early Warning Report dated March 19, 2018

99.32	Press Release dated March 19, 2018

Exhibit	Description

99.33	Early Warning Report dated March 19, 2018

99.34	News Release dated March 28, 2018

99.35	News Release dated April 3, 2018

99.36	News Release dated April 9, 2018

99.37	News Release dated April 9, 2018

99.38	News Release dated April 16, 2018

99.39	News Release dated May 3, 2018

99.40	News Release dated May 22, 2018

99.41	News Release dated May 31, 2018

99.42	News Release dated June 26, 2018

99.43	Notice of Change in Corporate Structure (amended) dated July 23, 2018

99.44	Notice of Meeting and Record Date dated August 23, 2018

99.45	ON Form 13-502F1 (Class 1 and 3B Reporting Issuers – Participation Fee) dated August 28, 2018

99.46	Audited Annual Financial Statements for the year ended April 30, 2018

99.47	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers – Participation Fee) dated August 28, 2018

99.48	Management Discussion and Analysis period ended April 30, 2018 dated August 28, 2018

99.49	52-109FV1 – CFO – Certification of Annual Filing dated August 28, 2018

99.50	52-109FV1 – CEO – Certification of Annual Filing dated August 28, 2018

99.51	News Release dated August 29, 2018

99.52	Notice of Meeting and Record Date (amended) dated August 31, 2018

99.53	Advance Notice Policy dated September 4, 2018

99.54	Notice of Meeting and Record Date (amended) dated September 26, 2018

99.55	Interim Consolidated Financial Statements for the Three Months ended July 31, 2018 dated October 1, 2018

99.56	Management Discussion and Analysis for Three Months ended July 31, 2018 dated October 1, 2018

99.57	52-109FV2 – CFO – Certification of Annual Filing dated October 1, 2018

99.58	52-109FV2 – CEO – Certification of Annual Filing dated October 1, 2018

99.59	News Release dated October 2, 2018

99.60	News Release dated October 5, 2018

99.61	Notice of Meeting and Record Date (amended) dated October 12, 2018

99.62	News Release dated October 16, 2018

99.63	News Release dated October 17, 2018

99.64	News Release dated October 19, 2018

99.65	Notice of Change in Corporate Structure (amended) dated October 24, 2018

99.66	News Release dated October 25, 2018

99.67	News Release dated November 1, 2018

Exhibit	Description

99.68	Notice of Meeting and Record Date dated November 2, 2018

99.69	News Release dated November 21, 2018

99.70	Other dated November 22, 2018

99.71	Other dated November 22, 2018

99.72	Notice of Meeting dated November 22, 2018

99.73	Management Information Circular dated November 22, 2018

99.74	Form of Proxy dated November 22, 2018

99.75	Form of Proxy dated November 22, 2018

99.76	Stock Option Plan dated November 22, 2018

99.77	Stock Option Plan – Class A Convertible Restricted Voting Shares dated November 22, 2018

99.78	News Release dated November 26, 2018

99.79	News Release dated November 27, 2018

99.80	News Release dated November 28, 2018

99.81	Securities Purchase Agreement dated November 21, 2018

99.82	Material Change Report dated November 30, 2018

99.83	Material Change Report dated November 30, 2018

99.84	Alternative Monthly Report dated December 10, 2018

99.85	News Release dated December 28, 2018

99.86	Interim Consolidated Financial Reports for the Six Months ended October 31, 2018 dated December 31, 2018

99.87	Management Discussion and Analysis for Six Months ended October 31, 2018 dated December 31, 2018

99.88	52-109FV2 – CFO – Certification of Interim Filing dated December 31, 2018

99.89	52-109FV2 – CEO – Certification of Interim Filing dated December 31, 2018

99.90	News Release dated January 2, 2019

99.91	News Release dated January 9, 2019

99.92	News Release dated January 24, 2019

99.93	News Release dated January 28, 2019

99.94	Articles of Cannex Capital Holding Inc. dated January 31, 2019

99.95	News Release dated February 1, 2019

99.96	News Release dated February 25, 2019

99.97	Notice of Meeting and Record Date dated February 25, 2019

99.98	News Release dated February 27, 2019

99.99	News Release dated March 1, 2019

99.100	News Release dated March 14, 2019

99.101	Business Combination Agreement dated March 1, 2019

Exhibit	Description

99.102	Material Change Report dated March 14, 2019

99.103	Letter of transmittal dated March 27, 2019

99.104	Notice of Meeting dated March 27, 2019

99.105	Management Information Circular dated March 19, 2019 for the Special Meeting of Shareholders

99.106	Form of Proxy dated March 27, 2019

99.107	Form of Proxy dated March 27, 2019

99.108	Cover Letter dated March 27, 2019

99.109	Interim Consolidated Financial Statements for for the Nine Months ended January 31, 2019

99.110	Management Discussion and Analysis for the Nine Months ended January 31, 2019

99.111	52-109FV2 – CFO – Certification of Interim Filing dated April 1, 2019

99.112	52-109FV2 – CEO – Certification of Interim Filing dated April 1, 2019

99.113	News Release dated April 26, 2019

99.114	Notice of Change in Fiscal year End dated April 30, 2019

99.115	News Release dated June 11, 2019

99.116	News Release dated June 13, 2019

99.117	News Release dated June 20, 2019

99.118	Interim Consolidated Financial Statements for the twelve months ended April 30, 2019

99.119	Management Discussion and Analysis for the Twelve Months ended April 30, 2019

99.120	52-109FV2 – CFO(E) – Certification of Interim Filing dated June 28, 2019

99.121	52-109FV2 – CEO(E) – Certification of Interim Filing dated June 28, 2019

99.122	News Release dated June 28, 2019

99.123	News Release dated July 2, 2019

99.124	Amended and Restated Interim Consolidated Financial Statements for the Nine Months ended January 31, 2019

99.125	Amended and Restated Management Discussion and Analysis for the Nine Months ended January 31, 2019

99.126	52-109F2R – CFO – Certification of Refiled Interim Filing dated July 15, 2019

99.127	52-109F2R – CEO – Certification of Refiled Interim Filing dated July 15, 2019

99.128	Cover letter regarding amended and restated interim filings for the period ended January 31, 2019

99.129	Amended and Restated Interim Consolidated Financial Statements for the Twelve Months ended April 30, 2019

99.130	Amended and Restated Management Discussion and Analysis for the Twelve Months ended April 30, 2019

99.131	52-109F2R – CFO – Certification of Refiled Interim Filing dated July 15, 2019

99.132	52-109F2R – CEO – Certification of Refiled Interim Filing dated July 15, 2019

99.133	Cover letter regarding amended and restated interim filings for the period ended April 30, 2019

99.134	News Release dated July 15, 2019

99.135	Consent of Davidson & Company LLP

99.136	Consent of charlton & company

99.137	Consent of Macias Gini & O’Connell LLP